Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

January 16, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on January 16, 2008.

Item 4.	Summary of Material Changes

On January 16, 2008, NovaGold announced the appointment of a highly experienced senior management team to lead the Galore Creek Project through the next phase of evaluation and optimization.

As a result of the decision to reassess the feasibility study and project economics, all of Galore Creek’s proven and probable reserves have been reclassified as measured and indicated resources. As a result, NovaGold expects to be filing a National Instrument 43-101 report prior to January 31, 2008. In the interim, the information contained in the Galore Creek Feasibility Study completed by Hatch Ltd. in October 2006 should not be relied upon.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

On January 16, 2008, NovaGold announced the appointment of a highly experienced senior management team to lead the Galore Creek Project through the next phase of evaluation and optimization.

NovaGold and Teck Cominco have appointed Mr. Pol Guzman as President and General Manager and Mr. Gary Ward as Project Director of the Galore Creek Mining Corporation.

Mr. Guzman and Mr. Ward have joined the Galore Creek team to lead an aggressive review of Galore Creek’s development with the objective of producing a modified construction approach and executive plan that will deliver enhanced financial returns. This work will begin immediately.

Mr. Guzman is an internationally recognized project executive with in-depth experience in several complex and large-scale mine development projects. A mechanical engineer by training, Mr. Guzman brings with him decades of experience in the optimization, design and execution of mining projects, including the Escondida and Antamina mines in Latin America, where he served as Project Director during construction.

Mr. Ward brings over 40 years of project execution experience to the Galore Creek project. Mr. Ward has managed feasibility study updates, value improvement exercises and construction coordination, often in multicultural environments, and most recently as Project Director for the expansion of the Paracatu project in Brazil.

As the Galore Creek project moves into this phase of optimization and re-engineering, Doug Brown will return to his role as Vice President Business Development for NovaGold but will remain actively involved in Galore Creek through its management committees.

During the construction suspension and optimization period, the partners will maintain the existing infrastructure to ensure the project can be restarted quickly and efficiently as soon as a modified construction approach is defined and approved.

As a result of the decision to reassess the feasibility study and project economics, all of Galore Creek’s proven and probable reserves have been reclassified as measured and indicated resources. As a result, NovaGold expects to be filing a National Instrument 43-101 report prior to January 31, 2008. In the interim, the information contained in the Galore Creek Feasibility Study completed by Hatch Ltd. in October 2006 should not be relied upon.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

January 22, 2008